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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington. D.C. 20549


                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check One)

[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

For Period Ended:  December 31, 1996

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________

________________________________________________________________________

        Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

________________________________________________________________________

        If the Notification relates to a portion of the filing checked above, identify the Item(s) to which the Notification relates: N/A

________________________________________________________________________

Commission File Number:   1-0096




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                                     PART I

                             Registrant Information

Full Name of Registrant:

                            STRIKER INDUSTRIES, INC.

Address of Principal Executive Office:

                            One Riverway, Suite 2450
                              Houston, Texas 77056


                                    PART II

                            Rules 12b-25 (b) and (c)

[X] If the subject Report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed:

        (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense.

        (b) The subject Annual Report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date of the Annual Report.

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) is attached. N/A


                                  PART III

                                  Narrative

State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed period:




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        All of the required information necessary to complete Form 10-K by
March 31, 1996 was not available, and therefore Form 10-K will be filed within the fifteen day extension period.


                                    PART IV

                                Other Information

        (1) Name and telephone number of person to contact in regard to this
Notification:

          Matthew D. Pond                     713             622-4092
          ---------------                     ---             --------
                (Name)                     (Area Code)    (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
Company Act of 1940 during the preceding 12 months or for such shorter period as the Registrant was required to file such report(s) been filed? If the answer
is No, identify report(s).      [X] Yes  [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject Report or
part thereof?                   [X] Yes  [ ] No

              For the year ended December 31, 1996, sales decreased significantly from sales for the corresponding twelve month period ended December 31, 1995 (the decrease is estimated to be approximately $600,000) due primarily to a decrease in both the sales price of dry felt product received and in the quantity (tons) of product sold by the Registrant during the period, plus the fact that the Registrant had no revenue from the sale of saturated felt during the period as in the corresponding period in 1995. As a result of this decrease in sales, coupled with an increase in utilities and the absence of any pulp hedge gain in the period, gross margin decreased substantially (estimated to be approximately $760,000) from the corresponding twelve month period in 1995. The operating loss and increase in interest expense and in expenses during the period of an acquisition transaction pending at December 31, 1996 has resulted in a net loss (estimated to be approximately $5,436,000) for the twelve months ended December 31, 1996, as compared to a net loss of $1,309,634 for the corresponding twelve month period in 1995. This will be fully explained in the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996 to be filed with the Commission on or before April 15, 1997.

         STRIKER INDUSTRIES, INC. has caused this Notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 27,1996                       By:    /s/  MATTHEW D. POND
                                               --------------------------------
                                                  Matthew D. Pond, Chief
                                                  Financial Officer